FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 26 April 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc
26 April 2017, London UK

NOTICE

To the Holders of
5.375% Notes due 2034 CUSIP # 377372 AB3
of GlaxoSmithKline Capital Inc.

NOTICE IS HEREBY GIVEN, pursuant to Section 8.08 of the Indenture, dated as of April 6, 2004, as amended and supplemented by the First Supplemental Indenture dated as of March 18, 2013 and by the Second Supplemental Indenture dated as of March 21, 2014 (the "Indenture"), by and among GlaxoSmithKline Capital Inc., GlaxoSmithKline plc, as guarantor, and Law Debenture Trust Company of New York, as Trustee, that Law Debenture Trust Company of New York has resigned as trustee, registrar, paying agent and authenticating agent under the Indenture.

Pursuant to Section 8.08 of the Indenture, Deutsche Bank Trust Company Americas, a banking corporation duly organized and existing under the laws of New York, has accepted appointment as trustee, registrar, paying agent and authenticating agent under the Indenture. The address of the designated corporate trust office of the successor Trustee is 60 Wall Street, 16th Floor, New York, NY 10005.

Law Debenture Trust Company of New York's resignation as trustee, registrar and paying agent and Deutsche Bank Trust Company America's appointment as successor trustee, registrar, paying agent and authenticating agent were effective as of the opening of business on April 26, 2017.

Dated: April 26, 2017

GLAXOSMITHKLINE CAPITAL INC.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 26, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc